UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December, 2003

Imperial Chemical Industries PLC
(Translation of Registrant’s Name Into English)

20 Manchester Square
London
England
W1U 3AN

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes            No

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

Exhibit Index

Exhibit	Exhibit Description
Number

99.1	Schedule 10, Notification of major interests in shares, Artisan Partners Limited Partnership
99.2	David Hamill, announcement dated 11th December 2003
99.3	Schedule 11, Notification of interests of directors and connected persons, Mr David Hamill
99.4	Schedule 11, Notification of interests of directors and connected persons, Mr R N Haythornthwaite
99.5	Schedule 11, Notification of interests of directors and connected persons, Dr J D G McAdam and Mr T A Scott
99.6	Schedule 11, Notification of interests of directors and connected persons, Dr John D G McAdam
99.7	Schedule 11, Notification of interests of directors and connected persons, Lord Trotman of Osmothersley

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Imperial Chemical Industries PLC

By:	/s/ Michael Hugh Creedon Herlihy
Name:	Michael Hugh Creedon Herlihy
Title:	General Counsel and Company Secretary

Date:	January 12th, 2004